

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

27 November 2006

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;
2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and
3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 28 October 2006 and 27 November 2006 (inclusive)

- Section 198 applications (announcements regarding notifiable interests in the Company)
- Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Urwin sale of shares)
- Investor and analyst day
- Directorate changes

2. Documents filed with Registrar of Companies for Scotland

Form 88(2) – Return of allotments of shares on exercise of share options

3. Documents submitted to the Financial Services Authority

None during the period.

Regulatory Announcement

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RECEIVED

2006 DEC -1 P 12:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Holding(s) in Company
Released	08:45 02-Nov-06
Number	4253L

RNS Number:4253L
Wolfson Microelectronics PLC
02 November 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")

2nd November 2006

Section 198 Notification

The Company was notified on 1st November 2006 pursuant to section 198 Companies Act 1985 by The Goldman Sachs Group, Inc. ("GS Inc") that, on 30th October 2006, GS Inc was interested, by attribution only, in 3,754,637 ordinary shares of the Company, representing 3.21% of the issued share capital of the Company.

Of these 3,754,637 shares:

(a) The interest in 2,190,991 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

(b) The interest in 300,000 shares arose from a beneficial interest held by GS&Co. These shares are, or will be, registered in the name of GSSN.

(c) The interest in 1,263,646 shares arose from a beneficial interested held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

This information is provided by RNS
The company news service from the London Stock Exchange

END


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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:52 06-Nov-06
Number	6229L


wolfson
microelectronics

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
6 November 2006

Section 198 Notification

The Company was notified on 6 November 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL') and Fidelity Pension Management ('FPM'), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 4,460,442 ordinary shares in the Company ('Shares'), representing 3.82% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL.

The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Northern Trust London	FPM	144,500
JP Morgan, Bournemouth	FPM	99,800
State Str Bk and Tr Co Ldn	FPM	37,100
Brown Bros Harriman and Co	FMRCO	1,484,200
JPMorgan Chase Bank	FMRCO	1,003,600
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	1,259,257
Brown Bros Harrimn Ltd Lux	FIL	309,585
JP Morgan, Bournemouth	FIL	72,400
Total Ordinary Shares		**4,460,442**

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	07:00 09-Nov-06
Number	7901L

wolfson microelectronics

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
9th November 2006

Section 198 Notification

The Company was notified on 8th November 2006 pursuant to section 198 Companies Act 1985 by The Goldman Sachs Group, Inc. that, as at close of business on 6th November 2006, it no longer has a disclosable interest in the shares of the Company.

END

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Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Investor and Analyst Day
Released	07:00 10-Nov-06
Number	8611L

RNS Number:8611L
Wolfson Microelectronics PLC
10 November 2006

Wolfson Microelectronics plc

Investor and Analyst Day

Edinburgh, 10 November 2006: Wolfson is today hosting a meeting for analysts and institutional investors in London. Senior management will give a series of presentations on various aspects of the Company's business.

No new trading or financial information will be disclosed during the presentations. Wolfson confirms that its guidance provided on 20 October 2006 for Q4 2006 remains unchanged.

A copy of the presentations will be available on request through the Company's website www.wolfsonmicro.com

Enquiries:

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	12:44 10-Nov-06
Number	9017L

wolfson microelectronics

RNS Number:9017L
Wolfson Microelectronics PLC
10 November 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
10th November 2006

Section 198 Notification

The Company was notified on 9th November 2006 pursuant to section 198 Companies Act 1985 by The Goldman Sachs Group, Inc. ("GS Inc") that, on 7th November 2006, GS Inc was interested, by attribution only, in 3,641,412 ordinary shares of the Company, representing 3.11% of the issued share capital of the Company.

Of these 3,641,412 shares:

(a) The interest in 1,947,226 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

(b) The interest in 300,000 shares arose from a beneficial interest held by GS&Co. These shares are, or will be, registered in the name of GSSN.

(c) The interest in 1,394,186 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report 

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	S198 Notification
Released	15:34 10-Nov-06
Number	9210L

RNS Number:9210L
Wolfson Microelectronics PLC
10 November 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
10th November 2006

Section 198 Notification

The Company was notified on 10th November 2006 pursuant to section 198 Companies Act 1985 by Aviva plc and its subsidiaries, that, as at close of business on 8th November 2006, it no longer has a disclosable interest in the shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	11:22 13-Nov-06
Number	9644L



WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
13th November 2006

Section 198 Notification

The Company was notified on 10th November 2006 pursuant to section 198 Companies Act 1985 by The Goldman Sachs Group, Inc. ("GS Inc") that, on 8th November 2006, GS Inc was interested, by attribution only, in 12,043,759 ordinary shares of the Company, representing 10.31% of the issued share capital of the Company.

Of these 12,043,759 shares:

(a) The interest in 1,945,339 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a wholly–owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

(b) The interest in 300,000 shares arose from a beneficial interest held by GS&Co. These shares are, or will be, registered in the name of GSSN.

(c) The interest in 1,511,221 shares arose from a beneficial interest held by Goldman Sachs International, a wholly–owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

(d) The interest in 8,287,199 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. GS Inc believe that some of these shares are, or will be, registered in the name of GSSN.

END

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wolfson
microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Directorate Change
Released	07:00 23-Nov-06
Number	5645M

RNS Number:5645M
Wolfson Microelectronics PLC
23 November 2006

23 November 2006

Wolfson Microelectronics plc
(Wolfson or "the Company")

Directorate Changes

The Board of Wolfson today announces that David Milne, 64, Chief Executive Officer of Wolfson will retire from the post on 28 February 2007. Dave Shrigley has been appointed as CEO Designate with effect from 27 November 2006 and will become CEO from 1 March 2007. Dave Shrigley joins the Board of Directors with effect from 27 November 2006 and will be based in Edinburgh. David Milne will remain on the Board.

Dave Shrigley, 58, has extensive experience in the semiconductor and electronics industry. He had a long career at Intel helping it emerge as a leading semiconductor company serving in a number of senior executive positions during his 18 years (1978 - 1996) there. In particular, he spent 6 years as Vice President and General Manager of Asia Pacific Sales and Marketing Operations, resident in Hong Kong before becoming Vice President and General Manager of Corporate Marketing reporting directly to Andy Grove. Mr Shrigley grew Intel's revenues in Asia Pacific from $169m to $2.2bn and subsequently based in US, he led the team that launched new processor generations of Intel(R) Pentium(R) Pro and Intel(R) Pentium(R)II products.

He joined Bay Networks in 1996 where, as a member of the executive team, he developed and promoted the Adaptive Networking strategy, generating sales of $2.4bn world wide. In 1998, Bay Networks was acquired by Nortel where Dave continued to work until 1999.

Mr Shrigley also has had considerable board level experience. As a director of SonicWall Inc. he was involved in their IPO on NASDAQ and as a general partner at Sevin Rosen Funds in California (1999 - 2005) was a portfolio director of several companies including SPI Lasers plc in the UK which listed on AIM in 2005.

David Milne founded Wolfson Microelectronics in 1984 and has served as CEO and Managing Director since that time, taking the Company public on the London Stock Exchange in 2003. David has managed the development of the Company which has grown to annualized revenues of over $200m.

John Carey, Chairman of Wolfson Microelectronics, said: "I would like to extend the Board's thanks to David for his outstanding contribution to the development and success of Wolfson. The Company has grown from a design house to an international semiconductor business and has been one of the fastest growing companies on the London Stock Exchange since its IPO in 2003. We will benefit greatly from his continuing advice and input as a director of the Company.

"We are delighted that Dave Shrigley has agreed to join us as our new Chief Executive. He brings to Wolfson all-round expertise in the semiconductor industry as well as the experience of succeeding in large as well as smaller companies. We look forward to him inspiring the staff and building on David Milne's achievements."

David Milne, Chief Executive of Wolfson Microelectronics, commented: "I am delighted that Dave Shrigley is joining the Company to take it to even greater heights. He has world class experience of the industry and I have every confidence that his proven leadership skills, enthusiasm and ability will take the Company through its next stage of growth.

"In stepping down as CEO, I am honoured to have led such a tremendous team of people that have created an internationally recognised company based in Scotland. I would like to express my thanks to all the engineers and other colleagues that have made this possible."

Dave Shrigley said, "Wolfson is a leader in a strategic market that integrates digital processing, high bandwidth communications and advanced user interfaces. They have a truly excellent engineering capability that turns out world leading solutions for today's most successful consumer electronics products and companies. I am excited about the prospects of growth for Wolfson and look forward to joining the team."

David Shrigley is currently a non-executive director at Rambus Inc, traded on NASDAQ, and has been a director at SonicWall Inc and SPI Laser plc during the past 5 years. There is no additional information which requires disclosure under paragraph 9.6.13R of the Listing Rules.

Enquiries

Wolfson Microelectronics
David Milne 0131 272 7000

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:00 23-Nov-06
Number	6081M



WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
23rd November 2006

Section 198 Notification

The Company was notified on 22nd November 2006 pursuant to section 198 Companies Act 1985 by The Goldman Sachs Group, Inc. ("GS Inc") that, on 20th November 2006, GS Inc was interested, by attribution only, in 13,688,636 ordinary shares of the Company, representing 11.7% of the issued share capital of the Company.

Of these 13,688,636 shares:

(a) The interest in 1,899,240 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

(b) The interest in 300,000 shares arose from a beneficial interest held by GS&Co. These shares are, or will be, registered in the name of GSSN.

(c) The interest in 2,656,292 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

(d) The interest in 8,833,104 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. GS Inc believe that some of these shares are, or will be, registered in the name of GSSN.

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Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	09	11	2006
To	09	11	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	833		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	173.25 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): KAY HEARNE Address: 65/1 TRAFALGAR LANE, EDINBURGH UK Postcode: EH6 4DQ	ORDINARY	833
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 10/11/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange